

SI MMISSION

07008535


SEC RECEIVED PROCESSING
NOV 2 6 2007
WASH, D.C. SECTION

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SEC FILE NUMBER
8- 38098

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/06 (MM/DD/YY) AND ENDING 10/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARLINGTON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 MARINE LANE
(No. and Street)

ST. LOUIS	MO	¢#!$¢ @@#¢
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT E. HILLARD 314-878-1954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIAN G. TOENNIES & ASSOCIATES, PC
(Name – *if individual, state last, first, middle name*)

9730 EAST WATSON ROAD	ST. LOUIS	MO	63126
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 8 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/13

1/7/08

OATH OR AFFIRMATION

I, ROBERT E. HILLARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARLINGTON SECURITIES, INC., as of OCTOBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

SUSAN M. CULLEN
Notary Public – Notary Seal
STATE OF MISSOURI
Commission for St. Louis County
My Commission Expires Mar. 5, 2011
Commission #07019951

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brian G. Toennies & Associates, P.C.
9730 East Watson
St. Louis, MO 63126

Independent Auditor's Report


SEC MAIL PROCESSING
RECEIVED
NOV 2 6 2007
WASH, D.C.
200
SECTION

November 20, 2007

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

We have audited the accompanying Statement of Financial Condition of Arlington Securities, Inc., as of October 31, 2007, and the related Statements of Operations, Changes in Shareholder's Equity, Changes in Liabilities Subordinated to Claims of General Creditors and Cash Flows for the year then ended. These Financial Statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Arlington Securities, Inc., at October 31, 2007, and the results of its operations and cash flow for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic Financial Statements, but is supplementary information required by rule 17a-5 for the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic Financial Statements and, in our opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as whole.

Brian Toennies + Associates

Brian G. Toennies & Associates, P.C.

Arlington Securities Inc.

Statement of Financial Condition

October 31, 2007

ASSETS

Cash in Bank	$ 78,144
Receivable from Brokers and Dealers	82,288
Prepaid Expenses	17,941
Market Value of Investments (See Note 1)	103,119
Total Assets	$281,492

LIABILITIES AND SHAREHOLDER'S EQUITY

Payable to Brokers	108,831
Accrued Compensation and Benefits	36,929
Income Taxes Payable	5
Other Payables and Accrued Expenses	4,957
Total Liabilities	$ 150,722
Shareholder's Equity	
Capital Stock (See Note 2)	23,850
Retained Earnings	106,920
Total Shareholder's Equity	130,770
Total Liabilities and Shareholder's Equity	$281,492

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Operations

Year Ended October 31, 2007

Revenues:	
Mutual Fund and Variable Contract Commissions	$ 1,880,697
Stock and Bond Commissions	26,361
Investment Advisory Fees	18,020
Investment Income (Loss)	9,149
Other Income	35,027
	1,969,254
Expenses:	
Commissions to Independent Contractors	1,145,673
Officer Compensation and Benefits	419,489
Employee Compensation and Benefits	96,347
Employer Contribution to Pension Plan (See Note 6)	183,517
Insurance	37,646
Clearing Expense (See Note 3)	12,387
Office Supplies and Equipment Expense	15,439
Regulatory Fees and Expenses	31,223
Postage	4,314
Promotion	7,617
Telephone & Communications	4,475
Subscriptions	2,397
Professional Fees	4,578
Other Operating Expenses	2,516
	1,967,618
Income Before Income Taxes	1,636
Income Tax	-
Net Income (Loss)	$ 1,636

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Shareholder's Equity

Year Ended October 31, 2007

	Capital Stock	Retained Earnings	Total Equity
Balances at November 1, 2006	$23,850	$105,284	$129,134
Net Income	--	1,636	1,636
Balances at October 31, 2007	$23,850	$106,920	$130,770

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended October 31, 2007

Subordinated liabilities at November 1, 2006	$ 0
Increases (decreases)	0
Subordinated liabilities at October 31, 2007	$ 0

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Cash Flows

Year Ended October 31, 2007

Operating Activities	
Net Income	$ 1,636
Adjustments to reconcile net income to net cash provided by operating activities:	
Net Realized and Unrealized income from investments	(9,029)
Decrease (increase) in assets:	
Receivable from Brokers and Dealers	(40,880)
Prepaid Expenses	(11,328)
Increase (decrease) in liabilities:	
Payable to Brokers	71,667
Accrued Compensation and Benefits	(10,626)
Other Payables and Accrued Expenses	(11)
Net Cash Provided (used) in Operating Activities	1,429
Investing Activities	
Purchase of Investments	(214,995)
Sale of Investments	209,085
Net cash from (used in) investing activities	5,910
Net increase (decrease) in cash	7,339
Cash at beginning of year: November 1, 2006	70,805
Cash at end of year: October 31, 2007	$ 78,144

See Notes to Financial Statements

Arlington Securities Inc.

Notes to Financial Statements

Year Ended October 31, 2007

Note 1 - **Investments:**

All investments are considered trading investments and are recorded as market value of investments on the Balance Sheet. Interest, dividends, realized and unrealized gains and losses are included as investment income (loss) on the Income Statement.

Note 2 - **Capital Stock:**

The authorized, issued, and outstanding shares of capital stock at October 31, 2007, consists of Common stock, par value $1; authorized 50,000 shares; issued and outstanding 23,850 shares.

Note 3 - **Agreements with Clearing Organizations:**

Arlington Securities has a fully disclosed clearing agreement with LaSalle Street Securities, Inc. The clearing agreement requires compliance with various terms by both parties.

Note 4 - **Net Capital Requirements:**

Arlington Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. At October 31, 2007, Arlington Securities had net capital of $84,095, which was $77,827 in excess of its minimum required net capital of $6,268.

Note 5 - **Securities Investor Protection Corporation:**

Arlington Securities is a member of the Securities Investor Protection Corporation and has filed all assessment forms as required. The general assessment of $150 was paid January 3, 2007 for the period ending December 31, 2007.

See Notes to Financial Statements

Note 6 - **Pension Plan**

Arlington Securities has a funded and unfunded noncontributory defined benefit pension plan that covers substantially all of its employees. The plan provides defined benefits based on years of service and final average salary. The plan became effective 11/1/01. The plan invests entirely in equity securities in the form of managed mutual fund shares. The long-term rate-of-return on assets has been determined by an enrolled actuary based upon historical return.

	2007
Present Value of Accrued Benefits	$1,223,783
Fair Value of Plan Assets	1,402,791
Funded Status of Plan	179,008
Present Value of Vested Benefits	1,223,783
Employer Contribution	$ 200,000
Participant Contribution	$ 0
Benefits Paid	$ 0

The plan was 100% invested in equity-oriented mutual funds on October 31, 2007.

The present value of vested accrued benefits was $1,223,783 at October 31, 2007.

The oldest employee will reach the normal benefits retirement age in January 2010.

The actuarially computed minimum required contribution for next year is zero. However, $100,000 has been budgeted to be contributed to the pension plan during the next fiscal year, which is less than the maximum deductible contribution.

No amounts from the plan are recognized in the Statement of Financial Condition.

The Employer Contribution to Pension Plan Expense was recognized in the Statement of Operation.

Weighted average assumption used to determine periodic benefit cost:

Investment Earnings:	2007
Pre-Retirement	7.00%
Post Retirement	6.00%
Salary Appreciation	
Rate Increase	0%

The pension plan fiscal year ends October 31st annually.

Arlington Securities Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of October 31, 2007

NET CAPITAL	
Total shareholder's equity	$130,770
Deduct shareholder's equity not allowable for net capital	0
Total shareholder's equity qualified for net capital	130,770
Additions	0
Total Capital	130,770
Deductions and/or changes	
Total Non-allowable assets	31,207
Net capital before haircuts on securities positions	99,563
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]	15,468
Net Capital	$ 84,095
AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition	
Payable to brokers and dealers	$108,831
Other accounts payables and accrued expenses	41,891
	$150,722
Less adjustment	0
Total aggregate indebtedness	$150,722

See Notes to Financial Statements

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required	$ 6,268
Excess net capital	$77,827
Excess net capital at 1000%	$74,692
Percentage of Aggregate indebtedness to net capital	107%

RECONCILIATION WITH CORPORATION'S COMPUTATION
(included in Part II of Form X-17A-5 as of October 31, 2007)

Net capital, as reported in Corporation's Part II (Unaudited) FOCUS report	$84,095
Net capital per above	$84,095

REPORT OF MATERIAL INADEQUACIES:
No material inadequacies were found nor were any reportable differences found in the reconciliation of the net capital per the audited financial statement, and the unaudited FOCUS report.

See Notes to Financial Statements

Arlington Securities Inc.

Schedule II
Exemptive Provision Under Rule 15c3-3 of the Securities and Exchange Commission

As of October 31, 2007

No customer accounts are carried by Arlington Securities. All customer transactions were introduced to National Financial Services (NFSC) through LaSalle Street Securities, Inc., on a fully disclosed basis.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	Not Applicable

See Notes to Financial Statements

Brian G. Toennies & Associates, P.C.
9730 East Watson
St. Louis, MO 63126

November 19, 2007

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

In planning and performing our audit of the Financial Statements of Arlington Securities, Incorporated, for the year ended October 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the Financial Statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Arlington Securities, Inc., that we considered relevant to the objective stated in Rule 15a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Corporation, (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparing of Financial Statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of the risk that errors or irregularities in amounts that would be material in relation to the Financial Statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at October 31, 2007, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,



Brian G. Toennies
Certified Public Accountant

Brian G. Toennies & Associates, P.C.
9730 East Watson
St. Louis, MO 63126

November 19, 2007

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

In planning and performing our audit of the Financial Statements of Arlington Securities, Incorporated, for the year ended October 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the Financial Statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Arlington Securities, Inc., that we considered relevant to the objective stated in Rule 15a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Corporation, (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparing of Financial Statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of the risk that errors or irregularities in amounts that would be material in relation to the Financial Statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at October 31, 2007, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,



Brian G. Toennies
Certified Public Accountant

END